FORM N-8F

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 8f-1 thereunder for Order Declaring that Company Has Ceased to be an Investment Company.

I.	GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister (check ONLY ONE; for descriptions,
SEE Instruction 1 above):

[ ]	MERGER

[X]	LIQUIDATION

[ ]	ABANDONMENT OF REGISTRATION

(Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Citigroup Alternative Investments Trust

3.	Securities and Exchange Commission File No.: 811-21854

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

731 Lexington Avenue, 28th Floor
New York, NY 10022

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Nathan Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4668

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The Administrator maintains certain required accounting related and financial books and records of the Registrant at its offices:

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

The other required books and records are maintained at the offices of the Trust:

Citigroup Alternative Investments Trust
731 Lexington Avenue, 28th Floor
New York, NewYork 10022.

Certain advisory materials of the Sub-Adviser are maintained by:

Spectrum Asset Management, Inc.
2 High Ridge Park
Stamford, Connecticut 06905

NOTE:  ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-3 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]   Open-end           [X]   Closed-end

10.	State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

The investment adviser is:

Citigroup Alternative Investments LLC
731 Lexington Avenue, 28th Floor
New York, NY 10022.

The sub-adviser is:

Spectrum Asset Management, Inc.
2 High Ridge Park
Stamford, Connecticut 06905

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The Trust’s principal underwriter is:

Smith Barney division of Citigroup Global Markets, Inc.
388 Greenwich Street, 18th Floor
New York, NY 10013
Attention:  Paul M. Weisenfeld

13.	If the fund is a unit investment trust (“UIT”) provide:

The Trust is not a unit investment trust.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

[ ]   Yes      [X]   No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes     [ ]   No

If Yes, state the date on which the board vote took place:

June 4, 2008.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]  Yes     [X]    No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Neither the Trust’s Declaration of Trust/By-Laws nor Delaware trust law required such a vote.

II.	DISTRIBUTIONS TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]   Yes      [ ]   No

(a)	If Yes, list the date(s) on which the fund made those distributions:
June 6, 2008; June 24, 2008 (see (e) below for details).

(b)	Were the distributions made on the basis of net assets?

[X]   Yes    [ ]   No

(c)	Were the distributions made pro rata based on share ownership?

[X]   Yes    [ ]   No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	LIQUIDATIONS ONLY:

Were any distributions to shareholders made in kind?

[X]   Yes    [ ]   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

99.98% of the fund’s assets were distributed to investors on 6/6/08, in cash.  Twenty thousand dollars of the final NAV, in the form of a muni floater, was retained in the fund and distributed in kind to CGI Private Equity LP LLC on 6/24/08, which was 0.02% of the fund’s final net assets, corresponding to the percentage of fund shares owned by this affiliate.

17.	CLOSED-END FUNDS ONLY:

Has the fund issued senior securities?

[ ]   Yes      [X]   No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]   Yes      [ ]   No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]   Yes      [X]   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE).

[ ]   Yes      [X]   No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]   Yes      [ ]   No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]   Yes      [ ]   No

If Yes

(a)	Describe the type and amount of each debt or other liability;

Service provider fees (fund administration, custody, transfer agent): Estimated at $14,000
Legal fees: Estimated at $15,000
Cayman Liquidator fees: Estimated at $10,000
Tax services: Estimated at $40,200

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Fund will be paying these liabilities from a liquidating trust account using remaining Fund assets set aside for expenses.

IV.	INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $2,933
(ii)	Accounting expenses: Tax services: Estimated at $40,200
(iii)
Other expenses (list and identify separately):
Custody closing fees:  Estimated at $2,500
Insurance: Total expense $284,308 (Advisor paid $166,819.64)
Transfer agent closing fees: Estimated at $2,762
Cayman liquidator fees: Estimated at $10,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $342,703

(b)	How were those expenses allocated? The Fund bore all expenses except as noted.

(c)	Who paid those expenses? The Fund bore all expenses except as noted.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]   Yes      [X]   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]   Yes   [X]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]   Yes      [X]   No

If Yes, describe the nature and extent of those activities:

VI.	MERGERS ONLY

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-_______

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

(d)	If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of  Citigroup Alternative Investments Trust, (ii) he is the Treasurer of Citigroup Alternative Investments Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Citigroup Alternative Investments Trust

/s/ Jeffrey Traum
Name:	Jeffrey Traum
Title:	Vice President, Treasurer, and Assistant Secretary

August 14, 2008